UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE l3D
                    Under the Securities Exchange Act of 1934
                              (Amendment No. ___)*


                        Silicon Storage Technology, Inc.
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                                (Name of Issuer)

                           Common Stock, No Par Value
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                         (Title of Class of Securities)

                                    827057100
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                                 (CUSIP Number)
                                                     with a copy to:
     Stephen Feinberg                                Robert G. Minion, Esq.
     c/o Cerberus Capital Management, L.P.           Lowenstein Sandler PC
     299 Park Avenue                                 1251 Avenue of the Americas
     22nd Floor                                      18th Floor
     New York, NY 10171                              New York, NY 10020
     (212) 891-2100                                  (973) 597-2424

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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 28, 2009
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            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.      827057100
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  1)   Names of Reporting Persons.  I.R.S. Identification Nos. of  above persons
       (entities only):

                                Stephen Feinberg
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  2)   Check the Appropriate Box if a Member of a Group (See Instructions):
             (a)                    Not
             (b)                 Applicable
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  3)   SEC Use Only

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  4)   Source of Funds (See Instructions):  OO
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  5)   Check if  Disclosure of  Legal Proceedings Is  Required Pursuant to Items
       2(d) or 2(e):         Not Applicable
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  6)   Citizenship or Place of Organization:    United States
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        Number of                     7) Sole Voting Power:                    0
                                         ---------------------------------------
        Shares Beneficially           8) Shared Voting Power:        10,762,583*
                                         ---------------------------------------
        Owned by
        Each Reporting                9) Sole Dispositive Power:               0
                                         ---------------------------------------
        Person With                  10) Shared Dispositive Power:   10,762,583*
                                         ---------------------------------------
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 11)  Aggregate Amount Beneficially Owned by Each Reporting Person:  10,762,583*

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 12)  Check if  the Aggregate  Amount in Row (11) Excludes  Certain Shares  (See
      Instructions):      Not Applicable
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 13)  Percent of Class Represented by Amount in Row (11):     11.2%*
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 14)  Type of Reporting Person (See Instructions):     IA, IN
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* Based  upon the  information  set  forth in the Form 10-Q of  Silicon  Storage
Technology, Inc. (the "Company") as filed with the Securities and Exchange Commission on November 9, 2009, there were 95,854,157 shares of common stock, no par value (the "Shares"), of the Company issued and outstanding as of October 31, 2009. On December 28, 2009, Cerberus Capital Management, L.P. ("CCM") entered into a binding term sheet (the "CCM Agreement") with Bing Yeh, the Executive Chairman and Chief Executive Officer of the Company. The CCM Agreement was entered into in connection with a potential acquisition of the Company by an affiliate of CCM ("CCM Affiliate") through a proposed cash merger, whereby a subsidiary of CCM Affiliate would merge with and into the Company with the Company as the surviving entity and a wholly-owned subsidiary of CCM Affiliate. Pursuant to the CCM Agreement, CCM may be deemed to have certain shared power to vote and shared power to direct the disposition of the 10,762,583 Shares that are the subject of the CCM Agreement. Stephen Feinberg is the sole shareholder of Craig Court, Inc., the managing member of Craig Court GP, LLC, which is the general partner of CCM. As a result of the foregoing, Mr. Feinberg possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company beneficially owned by CCM. As a result, Mr. Feinberg may be deemed to beneficially own 10,762,583 Shares. Neither the filing of this
Schedule 13D nor any of its contents shall be deemed to constitute an admission by Mr. Feinberg or any other person that he or it is the beneficial owner of any of the Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 1.   Security and Issuer.
          -------------------

          The class of equity securities to which this Schedule 13D relates is the common stock, no par value (the "Shares"), of Silicon Storage Technology, Inc., a California corporation (the "Company"). The principal executive offices of the Company are located at 1020 Kifer Road, Sunnyvale, California 94086.



Item 2.   Identity and Background.
          -----------------------

          The person filing this statement is Stephen Feinberg, whose business address is 299 Park Avenue, 22nd Floor, New York, NY 10171. Mr. Feinberg is the sole shareholder of Craig Court, Inc., the managing member of Craig Court GP, LLC, which is the general partner of Cerberus Capital Management, L.P. ("CCM"). CCM, through one or more funds and/or accounts managed by it and/or its affiliates (collectively, "Cerberus"), is engaged in the investment in property of all kinds, including but not limited to capital stock, depository receipts, subscriptions, warrants, bonds, notes, debentures, options and other securities and instruments of varying kind and nature. Mr. Feinberg also provides investment management and other services for various other third parties.

          Mr. Feinberg has never been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Feinberg is a citizen of the United States.


Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          On December 28, 2009, CCM entered into a binding term sheet (the "CCM Agreement") with Bing Yeh, the Executive Chairman and Chief Executive Officer of the Company, which is incorporated by reference herein as Exhibit 1 hereto. As a result of the terms of the CCM Agreement, Mr. Feinberg may be deemed to beneficially own 10,762,583 Shares.


Item 4.   Purpose of Transaction.
          ----------------------

          The CCM Agreement, which is described in Item 6 of this Schedule 13D, was entered into in connection with a potential acquisition of the Company by an affiliate of CCM ("CCM Affiliate") through a proposed cash merger, whereby a subsidiary of CCM Affiliate would merge with and into the Company with the Company as the surviving entity and a wholly-owned subsidiary of CCM Affiliate (the "Proposed Merger"). Pursuant to the terms of the CCM Agreement, Mr. Yeh agreed, following the termination of that certain Voting Agreement, dated as of November 13, 2009, between Mr. Yeh, Technology Resources Holdings, Inc. and Technology Resources Merger Sub, Inc. (the "TRH Agreement"), to (i) vote the
10,762,583 Shares which are the subject of the CCM Agreement in favor of the Proposed Merger and against any alternative transaction and not to sell or otherwise transfer the Shares during the term of the CCM Agreement, and (ii) contribute the 10,762,583 Shares to CCM Affiliate simultaneously with the consummation of the Proposed Merger and not to contribute or exchange, or enter into an agreement to contribute or exchange, the 10,762,583 Shares in connection with an alternative transaction.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Based upon the information set forth in the Company's Form 10-Q as filed with the Securities and Exchange Commission on November 9, 2009, there were 95,854,157 Shares issued and outstanding as of October 31, 2009. Pursuant to the terms of the CCM Agreement, CCM may be deemed to have certain shared power to vote and shared power to direct the disposition of the 10,762,583 Shares that are the subject of the CCM Agreement. Stephen Feinberg is the sole shareholder of Craig Court, Inc., the managing member of Craig Court GP, LLC, which is the general partner of CCM. As a result of the foregoing, Mr. Feinberg possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company beneficially owned by CCM. As a result, as of the filing date of this Schedule 13D, for the purposes of Reg. Section 240.13d-3, Mr. Feinberg may be deemed to beneficially own 10,762,583 Shares, or 11.2% of the Shares deemed issued and outstanding as of that date.

          Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Mr. Feinberg or any other person that he or it is the beneficial owner of any of the Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

          Other than the transactions described in this Schedule 13D, during the sixty days on or prior to the filing date of this Schedule 13D, there were no transactions effected in the Shares, or securities convertible into, exercisable for or exchangeable for the Shares, by Mr. Feinberg or any person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
          ----------------------------------------------------------------------

          Pursuant to the CCM Agreement, among other things, Mr. Yeh agreed, following termination of the TRH Agreement, to (i) vote the 10,762,583 Shares that are the subject of the CCM Agreement in favor of the Proposed Merger and against any alternative transaction and not to sell or otherwise transfer the Shares during the term of the CCM Agreement, and (ii) contribute the 10,762,583 Shares to CCM Affiliate simultaneously with the consummation of the Proposed Merger and not to contribute or exchange, or enter into an agreement to contribute or exchange, the 10,762,583 Shares in connection with an alternative transaction. In connection with the contribution of the 10,762,583 Shares to CCM Affiliate, Mr. Yeh would receive a pro-rata interest in CCM Affiliate based on the value of the 10,762,583 Shares contributed by Mr. Yeh and the amount of cash contributed by Cerberus to capitalize CCM Affiliate. The obligations of the parties set forth in the CCM Agreement terminate upon the earlier of (i) the six month anniversary of the date of execution of the CCM Agreement and (ii) the date CCM voluntarily withdraws from pursuing the Proposed Merger. The descriptions of the CCM Agreement set forth herein are qualified in their entirety by reference to the complete agreement governing such matters, which is incorporated by reference herein as Exhibit 1 hereto.

          Except as otherwise described herein, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company between Stephen Feinberg or Cerberus and any other person or entity.


Item 7.   Material to be Filed as Exhibits.
          --------------------------------

          1. Bing Yeh Equity Investment Term Sheet, between Bing Yeh and Cerberus Capital Management, L.P.

                                    Signature
                                    ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   January 7, 2010


                                   /s/ Stephen Feinberg
                                   -----------------------------------------
                                   Stephen  Feinberg,  on  behalf  of Craig
                                   Court,  Inc.,  the  managing  member  of
                                   Craig Court GP, LLC, the general partner
                                   of Cerberus Capital Management, L.P.



      Attention: Intentional misstatements or omissions of fact constitute
               Federal criminal violations (See 18 U.S.C. 1001).

                                                                       EXHIBIT 1


                      BING YEH EQUITY INVESTMENT TERM SHEET


          The following term sheet (this "Term Sheet") summarizes the principal terms of the proposed equity investment by Bing Yeh ("Yeh") in a newly formed affiliate of Cerberus Capital Management, L.P. ("Parent") (such proposed investment, the "Investment"), to be completed simultaneously with the consummation of the acquisition of Silicon Storage Technologies, Inc. ("SST") by Parent through a cash merger of a subsidiary of Parent ("Acquisition Sub") with and into SST (the "Merger"), whereupon SST shall continue as the surviving corporation (SST in such surviving capacity, the "Company"). Unless otherwise defined herein, capitalized terms used herein shall have the meanings set forth in the form of agreement and plan of merger (the "Merger Agreement") to be entered into among SST, Parent and Acquisition Sub.


          1. Capitalization of Parent

          Parent shall be capitalized by Cerberus with an amount of equity equal to (i) the Aggregate Merger Consideration (assuming no Dissenting Shares), plus (ii) the aggregate Per Share Option Consideration, plus
          (iii) the transaction expenses, less (iv) the Company Distribution (the "Cash Contribution").

          Parent shall be capitalized by Yeh with 10,762,583 shares of Common Stock of SST (the "Stock Contribution").

          Cerberus and Yeh will each hold a pro-rata interest in Parent based on the amount of the Cash Contribution as compared to the value of the Stock Contribution based on the per share Merger Consideration.

          2. Governance and Other Rights

          Yeh's Investment in Parent will contain terms, conditions and minority protections relating to, among other things, governance, information rights and transfer restrictions that are customary to those that Cerberus has provided to similarly positioned co-investors in other transactions.

          3. Voting Agreement

          Yeh hereby agrees that, following termination of the Voting Agreement, dated as of November 13, 2009, by and among Technology Resources Holdings, Inc. and Yeh, he will vote his shares solely in favor of the Merger, and against any Alternative Transaction, and Yeh will not sell or otherwise transfer his shares of SST Common Stock during the term of this Term Sheet.

          4. Contribution Agreement

          Yeh hereby agrees that, following termination of the Contribution Agreement, dated as of November 13, 2009, by and among Technology Resources Holdings, Inc., Yaw-Wen Hu and Yeh, he will contribute his shares of Common Stock of SST as set forth in paragraph 1 above, and will not contribute or exchange, or enter into an agreement to contribute or to exchange, the shares of Common Stock of SST held by him in connection with any Alternative Transaction.


          5. Term

          The obligations of the parties hereto under this Term Sheet shall terminate on the earlier of (i) the six month anniversary of the date hereof and (ii) the date Cerberus voluntarily withdraws from pursuing the Merger.

          The parties acknowledge that this Term Sheet is intended to serve as a binding agreement on all parties hereto with regard to the matters set forth herein.

Agreed and Accepted as of
December 28, 2009 by:

Cerberus Capital Management, L.P.

By: /s/ Alex Wolf
    --------------------------
Name: Alex Wolf
Title: Managing Director

Agreed and Accepted as of
December 28, 2009 by:

/s/ Bing Yeh
----------------------------
Bing Yeh